Exhibit 21.1

List of Subsidiaries of Comera Life Sciences Holdings, Inc.

Subsidiary Name	State or other jurisdiction of incorporation or organization	Names under which such subsidiaries do business
Comera Life Sciences, Inc.	Delaware	subsidiary name

OTR Acquisition Corp.	Delaware	subsidiary name